(214) 969-5251
ldcannon@jonesday.com

956555-010004	October 5, 2005
Mr. Albert C. Lee
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 6010
Washington, D.C. 20549

Re:	AMERISAFE, Inc. Registration Statement on Form S-1 Registration Number 333-127133
Dear Mr. Lee:
     On behalf of AMERISAFE, Inc. (the “Company”), we are writing to respond to your letter dated September 23, 2005 containing the comments of the Staff of the Securities and Exchange Commission (the “SEC”) in regard to the above referenced filing. We are electronically transmitting Amendment No. 2 to the Company’s Registration Statement on Form S-1. We will send to your attention four copies of Amendment No. 2, marked to show changes from Amendment No. 1 to the Company’s Registration Statement.
     We have included the text of the Staff’s comments preceding each of the Company’s responses. Page references in the Company’s responses are references to the applicable pages in Amendment No. 2. Set forth below are the Company’s responses to the comments presented in your letter.
FORM S-1
Overview of Operating Results, page 38
1.	We have read your response to comment 27. It does not appear that you have separately quantified the individual factors that caused fluctuations in your premiums. Please revise the discussion of your results of operations to quantify the individual factors and include an analysis explaining the relative significance of these items.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 38-41 of Amendment No. 2.

Mr. Albert C. Lee
Securities and Exchange Commission
October 5, 2005

Business
Loss Reserves, page 64
2.	We have read your response to comment 24 and we have the following comments:
•	We refer your disclosure in the second full paragraph on page 66. Please explain to us and disclose why you use take a weighted average of the various actuarial methodologies instead of a simple average.
Response: The Company utilizes a weighted average of the six actuarial methodologies it uses to calculate loss reserves, instead of a simple average, because each method has inherent biases in its design. Company management weights the outcome from each actuarial method in order to emphasize or de-emphasize the outcomes to reflect management’s judgment of the reasonableness of the outcomes based on supplementary information and operational and industry changes. In response to the Staff’s comment, the Company has revised its disclosure on pages 66 of Amendment No. 2.
•	In your original registration statement filed on August 3, 2005 you disclosed the loss reserve balance as calculated by your actuaries and what was actually recorded in the financial statements. Please tell us why you have removed this disclosure. The disclosure quantifies the difference between what the actuaries calculated and what management ultimately recorded, which would appear to provide insight into your business and be useful to a reader of your filing. In addition, it would also be helpful to explain the reason(s) why the loss reserves recorded in the financial statements were different then the loss reserves calculated by the actuaries.
Response: The disclosure in Amendment No. 1 was revised to focus the discussion on the analysis performed by the Company’s management in establishing the loss reserve. The Company’s independent actuary performs an analysis of the Company’s estimate of the loss reserve in order to determine whether the Company’s estimate is reasonable. In rendering its opinion, the independent actuary relies on data provided by the Company. The opinion rendered by the independent actuary is submitted to state insurance commissions under applicable regulations (which opinion does not include any quantitative analysis). In response to the Staff’s comment, the Company has disclosed on page 64 of Amendment No. 2 that the Company uses a consulting actuary to assist in the evaluation of the adequacy of its reserves for loss and loss adjustment expenses. We believe the Company’s current disclosure is appropriate and consistent with the disclosures made by other property and casualty insurance companies.

Mr. Albert C. Lee
Securities and Exchange Commission
October 5, 2005

•	We refer to your sensitivity analysis on page 67. Simply quantifying a 5% increase/decrease in your loss reserve balance does not constitute a sensitivity analysis. Please include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.
Response: In response to the Staff’s comment regarding the Company’s sensitivity analysis, the Company has included on page 67 of Amendment No. 2 a sensitivity analysis that includes quantitative and qualitative disclosure regarding the impact that changes in certain critical assumptions made in estimating loss reserves would have on the Company’s reported results, financial position and liquidity. We are not aware of any specific guidance provided by the Staff or otherwise setting forth required disclosures for a sensitivity analysis. The Company has reviewed the sensitivity analyses included in recent registration statements filed by other property and casualty insurance companies and, based in part on that review, prepared the sensitivity analysis included in Amendment No. 2.
Principal and Selling Shareholders, page 93
3.	We note your response to comment 38 and reissue the comment. Please provide the full name(s) of the natural persons having voting, dispositive or investment powers over the shares held by the entities listed in the table on page 89. The only exception applies to selling shareholders that are public companies. To the extent this exception is applicable you may omit the requested information.

Response: In response to the Staff’s comment, the Company again contacted each of the entities listed in the table on page 95 of Amendment No. 2 (i.e., the 5% shareholders) and requested those entities to provide the necessary information to permit the Company to respond to the Staff’s comment.

The Company has revised its disclosure on page 97 of Amendment No. 2 to provide the full names of the natural person(s) having voting, dispositive or investment powers over the Company shares held by Northwestern Mutual Life Insurance Company (based on information provided by representatives of Northwestern Mutual).

Sprout Group has informed the Company that the five entities comprising Sprout Group are subsidiaries of Credit Suisse Group, a publicly traded company listed on the Swiss Exchange with American Depository Shares listed on the New York Stock Exchange. Because Sprout Group is a subsidiary of a public company, the Company believes that the requested disclosure is not required.

As of the date of this letter, Teachers Insurance and Annuity Association of America (“TIAA”), Abbott Capital 1330 Investors I, L.P. (“Abbott”) and Jackson National Life

Mr. Albert C. Lee
Securities and Exchange Commission
October 5, 2005

Insurance Company (“Jackson National”) have not responded to the Company’s request to provide this information.

Based on publicly available information, we understand that Jackson National is a subsidiary of Prudential plc, which is a public limited company incorporated under the laws of England and Wales. Prudential is listed on the London Stock Exchange and has American Depository Shares listed on the New York Stock Exchange. Because Jackson National is a subsidiary of a public company, the Company believes that the requested disclosure is not required.

TIAA is not a public company. Based on publicly available information, we understand the following: TIAA is a not-for-profit entity that provides retirement benefits for employees of non-profit educational and research institutions. Founded in 1918, TIAA is the third largest life insurance company in the United States when ranked by assets and has approximately 5,600 employees. All of the common stock of TIAA is held by the TIAA Board of Overseers, which is a non-profit corporation created solely for the purpose of holding the stock of TIAA. The investment of funds of TIAA is supervised by an investment committee appointed by the TIAA Board of Overseers and all purchases and sales of securities must be authorized by a majority of investment committee members. At year-end 2004, TIAA had reported assets of $164 billion. Based on the foregoing, the Company respectfully requests that the Staff permit an exception for the requested disclosure as it relates to TIAA.

The Company is continuing to pursue Abbott and TIAA in an effort to obtain the information necessary to fully respond to the Staff’s comment.

4.	We note your response to comment 39 and reissue the comment in part. Please provide the full name(s) of the natural persons having voting, dispositive or investment powers over the shares held by Sprout Group.

Response: Please see our response to Comment No. 3 as it relates to Sprout Group.

5.	We note your response to comments 41 and 42. Comment 41 is reissued. If Sprout Group is a broker-dealer, it must be identified as an underwriter. A statement that they have not responded to your request for information is not sufficient. In regards to comment 42, it is not clear how you are able to make such representations on behalf of Sprout Group. Please explain. We may have further comments.

Response: Representatives of Sprout Group have informed the Company that it is an affiliate of a broker-dealer as a result of its relationship with Credit Suisse Group. In response to the Staff’s comment, the Company has revised its disclosure on page 97 of Amendment No. 2 to disclose that Sprout Group is an affiliate of a broker-dealer. In addition, Sprout Group has informed the Company that the entities comprising the Sprout

Mr. Albert C. Lee
Securities and Exchange Commission
October 5, 2005

Group acquired the Company shares offered for resale in the ordinary course of business and, at the time of purchase, had no agreements or understandings to distribute the Company shares. The representations included in Amendment No. 1 were based on the Company’s knowledge of the circumstances of the investment made by Sprout Group in the Company in September 1997. We note for the Staff that the Sprout Group has held these shares since its original investment in 1997, a period of more than eight years.
Consolidated Financial Statements
Notes To Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Reserves for Loss and Loss Adjustment Expenses, page F-9
6.	We have read your response to comment 51. Please explain to us why you believe it is appropriate to record the cost of purchasing an annuity as loss and loss adjustment expense incurred. Why is there no asset recorded for the purchase of the annuity? Please tell us where you record the gain/loss recognized for the difference between the loss reserves established and the annuity purchased and why you believe your classification of the gain/loss is appropriate.

Response: In the ordinary course of its business, the Company enters into agreements to settle claims of employees of its policyholders. When economically advantageous to do so, the Company purchases an annuity to fund the payments required under a settlement agreement. The annuity is purchased from an unaffiliated insurer and the individual claimant is named as payee. Because the claimant is the named payee, the Company has no right to the annuity and does not recognize the annuity as an asset on its financial statements.

Consistent with industry practice, the purchase price of an annuity is classified as a loss payment and the accrued claim liability is released. The difference, if any, between the annuity purchase price and the related loss reserve is considered a change in the Company’s estimate of the cost of the associated claim and classified as a change in loss and loss adjustment expenses incurred.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-9 and F-41 of Amendment No. 2 to clarify its accounting policy with respect to annuities.

Mr. Albert C. Lee
Securities and Exchange Commission
October 5, 2005

     If you have any questions regarding this filing, please do not hesitate to contact me at (214) 969-5251, or by facsimile at (214) 969-5100.
Very truly yours,

/s/ Larry D. Cannon
Larry D. Cannon
cc:	C. Allen Bradley, Jr., AMERISAFE Arthur L. Hunt, AMERISAFE James E. O’Bannon, Jones Day Lisa K. Durham, Jones Day J. Brett Pritchard, Lord, Bissell & Brook LLP